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               [LETTERHEAD OF MAYER, BROWN & PLATT APPEARS HERE]

                                 May 14, 1998

EDGAR FILING


United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


                Re: Security Capital European Real Estate Shares Incorporated (Filed Nos. 333-41743 and 811-8533)
                     ---------------------------------------------------------

Dear Sir or Madam:

        Pursuant to Rule 477 under the Securities Act of 1933, as amended ("1933 Act"), the above-referenced registrant ("Registrant") hereby requests the withdrawal of Registrant's Registration Statement on Form N-1A under the Investment Company Act of 1940, as amended ("1940 Act"), and the 1933 Act, which was filed with the Securities and Exchange Commission on December 8, 1997 on the EDGAR system. Registrant has been restructured to operate as a series of an existing registered investment company and will not operate as an independently registered investment company under the 1940 Act.

        Please contact Kathy Kresch Ingber at (202) 955-0820 or the undersigned at the above-referenced number with any questions or comments.

                                        Sincerely,

                                        /s/ Diane E. Ambler
                                        Diane E. Ambler

cc:  H.R. Hallock, Jr.